July 18, 2018
ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
112772-0101

Via EDGAR System

Mr. Ken Ellington U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	YCG Funds (File Nos. 811-22748 and 333-183956)
Annual and Semi-Annual Reports on Form N-CSR and Related Filings

Dear Mr. Ellington:

On behalf of our client, YCG Funds, and its sole series (the “Fund”), we are writing in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the reports and filings referenced above (collectively, the “Filings”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses (in regular type).  If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.

1.    Confirm if there are any open payables from the Fund to the Trustees.  If so, in future filings, break those payables out as a separate line item on the Statement of Assets and Liabilities.  See Article 6-04(12) of Regulation S-X.

Response:  There are no open payables from the Fund to the Trustees.  If there are in the future, the Fund will break those payables out as a separate line item on the Statement of Assets and Liabilities.

2.    The Report of Independent Registered Public Accounting Firm filed with the Form NSAR-B on January 25, 2018 is not properly dated.  Rather, it reads “January XX, 2018.”  Please confirm that the copy of the letter maintained in the Fund’s books and records is properly dated.  In future filings, please ensure that the Report is properly dated.

Response:  The Fund confirms that the letter it has in its books and records is properly dated, and in future filings, the Fund will ensure that the Report is properly dated.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:	YCG Funds

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